UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                December 27, 2006

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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MERCK & CO., INC. AND CRUCELL SIGN CROSS-LICENSING AGREEMENT ON VACCINE
PRODUCTION TECHNOLOGY

LEIDEN, THE NETHERLANDS, DECEMBER 27, 2006 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) announced today that it has signed a cross-licensing agreement with Merck & Co., Inc. In addition to previously licensed rights to PER.C6, the agreement opens the way for Merck to use Crucell technology on an exclusive basis in additional undisclosed vaccine fields. In return, Crucell receives access to Merck's large scale manufacturing technology for its AdVac(R)-based vaccines.

"This agreement will make it possible to speed up the delivery of our malaria and TB vaccines to the people in need, and makes it realistic to do so on the mass scale required," said Jaap Goudsmit, Chief Scientific Officer at Crucell. "It also opens the way for Crucell to speed up the Ebola program with the VRC, which has recently entered a phase I clinical trial. But most importantly, it brings the reality of vaccines such as these significantly closer."

Crucell's malaria vaccine program is supported by the National Institute of Allergy and Infectious Diseases (NIAID) of the U.S. National Institutes of Health (NIH). The TB vaccine program is a collaboration with the Aeras Global TB Vaccine Foundation. Both programs are based on Crucell's adenovirus vector technology, AdVac(R), and are currently in Phase 1 clinical trials.

ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6[R] production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spa in, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).

FOR FURTHER INFORMATION PLEASE CONTACT:

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

CRUCELL N.V.                   FOR CRUCELL IN THE US:
Leonard Kruimer                REDINGTON, INC.
Chief Financial Officer        Thomas Redington
Tel. +31-(0)71-524 8722        Tel. +1 212-926-1733
Leonard.Kruimer@crucell.com    tredington@redingtoninc.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

   December 27, 2006                               /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer